Annual Report

BC COMPANY

FORM 6

BUSINESS CORPORATIONS ACT Section 51

Date and Time: April 13, 2006 11:02 AM Pacific Time

ANNUAL REPORT DETAILS
NAME OF COMPANY	INCORPORATION NUMBER
BC0641366
ALMADEN MINERALS LTD.
1185 WEST GEORGIA STR
SUITE 1550	DATE OF RECOGNITION
VANCOUVER BC V6E 4E6	February 1, 2002
CANADA
DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
February 1, 2006

OFFICER INFORMATION AS AT February 1, 2006
Last Name, First Name, Middle Name:
BITZER, DIONE
Office(s) Held: (CFO)
Mailing Address:	Delivery Address:
2242 - 154TH STREET	2242 - 154TH STREET
SURREY, B.C. V4A4S7	SURREY, B.C. V4A4S7

BC0641366 Page: 1 of 2

Last Name, First Name, Middle Name:
POLIQUIN, DUANE
Office(s) Held: (President)
Mailing Address:	Delivery Address:
1987 ACADIA ROAD	1987 ACADIA ROAD
VANCOUVER BC V6T1R4	VANCOUVER BC V6T1R4

BC0641366 Page: 2 of 2